VALIC Financial Advisors, Inc.

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50018

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VALIC Financial Advisors Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2919 Allen Parkway

(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cindy Burnette	713-831-4132	cindy.burnette@corebridgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

909 Poydras Street, Suite 3100		LA	70112
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		0238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Burnette _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VALIC Financial Advisors Inc. _____, as of December 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

MARIA YEPPEZ
MY COMMISSION EXPIRES
MARCH 28, 2026
NOTARY ID: 11811961

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VALIC Financial Advisors, Inc.
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of VALIC Financial Advisors, Inc:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2026

We have served as the Company's auditor since 1990.

PricewaterhouseCoopers LLP
909 Poydras Street – Suite 3100
New Orleans, Louisiana 70112
(504) 558 8200

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2025

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 56,661
Funds deposited with clearing organization	50
Accounts receivable	453
Accounts receivable from affiliates (Note 6)	1,728
Dealer concession receivable	1,845
Dealer concession receivable from affiliates	589
Advisory service fee receivable	55,121
Service fee receivable	1,476
Federal income tax receivable - current	664
Other assets	305
Total assets	$ 118,892

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 120
Accounts payable to affiliates (Note 6)	6,087
Commissions payable	18,356
Accrued liabilities	2,049
Federal income tax payable – deferred	465
State tax payable – current and deferred	2,601
Total liabilities	29,678

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock, par value $1 per share
Authorized shares – 1,000

Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	85,183
Total stockholder's equity	89,214
Total liabilities and stockholder's equity	$ 118,892

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Notes to Financial Statements
Year Ended December 31, 2025

1. Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"). VALIC is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of Corebridge Life Holdings, Inc. (formerly known as AIG Life Holdings, Inc.) which is a direct subsidiary of Corebridge Financial, Inc. ("Corebridge Financial"). Corebridge Financial became a publicly traded company on September 19, 2022.

The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor.

On September 19, 2022, an initial public offering (the "IPO") was completed in which American International Group, Inc. ("AIG") sold 80.0 million shares of Corebridge Financial common stock to the public. Since the IPO, AIG has sold portions of its interest in Corebridge Financial through secondary public offerings and other transactions. As of December 31, 2025, AIG owned approximately 10.1% of the outstanding Corebridge Financial common stock.

On December 9, 2024, Nippon Life Insurance Company, a mutual company organized under the laws of Japan ("Nippon"), in accordance with a stock purchase agreement, dated as of May 16, 2024, completed its purchase of approximately 122 million shares of Corebridge Financial common stock, beneficially owned by AIG, representing 21.6% of the issued and outstanding Corebridge Financial common stock at signing. As of December 31, 2025, Nippon owned approximately 24.6% of the outstanding Corebridge Financial common stock.

The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL. The Company is a party to selling and agency agreements with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

The Company is a party to a selling agreement with VALIC, an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products issued by VALIC.

Segment Reporting
The Company is engaged in a single line of business as an introducing securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, asset management contracts, and investment advisory services. The Company has identified its Chief Financial Officer as the chief operation decision make ("CODM") who uses net income, as presented on the statement of operations, to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses

The accompanying notes are an integral part of these financial statements.

excess net capital (see Note 5 and Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2.   **Significant Accounting Policies**

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Our provision for income taxes is calculated on a separate return basis. Prior to the IPO, the Company was included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined or unitary basis. Our provision for income taxes is calculated on a separate return basis. Following the IPO, AIG owns a less than 80% interest in Corebridge, resulting in tax deconsolidation of Corebridge from the AIG Consolidated Tax Group and in a small minority of state jurisdictions which follow federal consolidation rules. In addition, under applicable tax law, the Company will not be permitted to join in the filing of a U.S. consolidated federal income tax return with other Corebridge subsidiaries for the five-year waiting period. Instead, the Company is expected to file separately during the five-year waiting period.

We calculate our provision for income taxes using the asset and liability method. This method considers the future tax consequences of temporary differences between the financial reporting and the tax basis of assets and liabilities measured using currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Cash and Cash Equivalents
Cash of $500,000, at December 31, 2025 was deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $56,161,000, at December 31, 2025 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to it having a weighted average maturity of three months or less.

Contract Balances

Contract Assets and Current Liabilities
The Company does not record contract assets or contract liabilities because consideration is unconditional at the time the performance obligation are satisfied. All amounts billed but not yet collected are recorded as receivables.

The accompanying notes are an integral part of these financial statements.

Receivables from Contracts with Customers
Receivables from contracts with customers totaled $58,442,000 at December 31, 2025, consisting of dealer concession receivables, advisory service fee receivables, and 12b1 services receivables. Changes in these balances primarily reflect fluctuations in market values of assets under management and the timing of collections from mutual fund companies, product sponsors, and the clearing broker. The satisfies ASC 606-10-50-8(b) and 50-10.

Collectability

Collectability is assessed at contract inception based on:

- Creditworthiness of product sponsors and fund companies,
- Customer payment history,
- Stability of advisory fee billing arrangements.

Collectability has historically been high, and credit losses are not material.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company has no financial instruments that are accounted for at fair value on a recurring basis at December 31, 2025. Management has determined that the fair value of the Company's cash and money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as Level 1.

There were no Level 2 or Level 3 financial instruments at December 31, 2025. During 2025, there were no transfers of financial instruments between levels.

The accompanying notes are an integral part of these financial statements.

3. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivable**

   Amounts due to the Company at December 31, 2025 consisted of fees and commissions from the Company's clearing broker, product sponsors and fund companies. These receivables are short term in nature; therefore, the carrying value approximates fair value.

   The Company continually monitors collections and payments and maintains an allowance, as appropriate, for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses, which would be included in other expenses on the statement of operations. Based on the Company's assessment as of December 31, 2025 and for the year then ended, the allowance and related provision for credit losses were not material.

4. **Deposits Held by Clearing Broker**

   Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing broker. The Company has recognized $50,000 in cash with clearing organizations on the statement of financial condition to meet this requirement. As of December 31, 2025, there were no amounts owed to the clearing broker.

5. **Regulatory**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or 62/3% of aggregate indebtedness.

6. **Transactions With Affiliates**

   During 2025, the Company paid dividends to VALIC of $91,000,000.

   Accounts payable to affiliates of $6,087,000 at December 31, 2025 consists of various operating expenses due to SASCO.

   Accounts receivable associated with affiliates of $1,728,000 at December 31, 2025 consists of various operating expenses due from VALIC. The Company does not participate in a consolidated federal income tax return with Corebridge and is not subject to a tax sharing agreement. The Company will be permitted to join Corebridge tax sharing agreement after the five year waiting period. For the year ended December 31, 2025, the Company paid $35,400,000 for federal taxes..

   The accompanying notes are an integral part of these financial statements.

Balances with affiliates are settled monthly.

At December 31, 2025 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
SunAmerica Services Company	$ 6,087	$ -
The Variable Annuity Life Insurance Company		1,728
	$ 6,087	$ 1,728

7.   **Commitments and Contingencies**

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

Additionally from time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including employment and other litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. Such investigations, inquiries or examinations could develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Company's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Off-Balance-Sheet Risk
Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its retail customers buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company has recorded no liabilities with regard to the right. During 2025, the Company was not required to pay the Clearing Broker any amounts for these indemnifications. The Company is further exposed

The accompanying notes are an integral part of these financial statements.

to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

8. **Income Taxes**

Deferred Tax Liabilities:

The following table presents the components of the net deferred tax assets (liabilities):

December 31, 2025

(in thousands of dollars)

Deferred tax liabilities:

Tax Credits & Carryforwards	$	(397)
Legal & Professional Fees		(70)
State and Local Deferred Tax		(2)
Total deferred tax liabilities		(469)

Accounting for Uncertainty in Income Taxes

VFA accounts for uncertain tax positions in accordance with FASB ASC Topic 740, Income Taxes. The guidance clarifies the accounting and reporting for income taxes where the interpretation of the tax law may be uncertain. The guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. At December 31, 2025, VFA had no reserves for uncertain tax positions.

The Company is currently under IRS examination for tax years 2011 through 2019 and is continuing to engage in the appeals process for tax years 2007 through 2010. Tax years 2020-2024 remain subject to examination by major state tax jurisdictions.

9. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.

Exemption Report
December 31, 2025



Report of Independent Registered Public Accounting Firm

To Management of VALIC Financial Advisors, Inc.

We have reviewed VALIC Financial Advisors, Inc.'s (the "Company") assertions, included in the accompanying VALIC Financial Advisors, Inc.'s Exemption, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

 (2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2025 except as described in its exemption report with respect to the following exceptions identified.

The following items were not promptly transmitted to the clearing broker as required by guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of checks and securities
January	191
February	315
March	312
April	349
May	150
June	148
July	181
August	234
September	235
October	221
November	414
December	672

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way

PricewaterhouseCoopers LLP
909 Poydras Street – Suite 3100
New Orleans, Louisiana 70112
(504) 558 8200

basis where the funds are payable to the issuer or its agent and not to the Company)]; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 except as described in its exemption report with respect to the following exceptions identified.

The following items were not promptly transmitted to the issuer or its agent:

Month	Number of checks and securities
January	12
February	10
March	25
April	10
May	6
June	9
July	6
August	7
September	2
October	3
November	2
December	2

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2026

VALIC Financial Advisors, Inc.'s Exemption Report

VALIC Financial Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout year ended December 31, 2025, except as described below.

The following items were not promptly transmitted to the clearing broker as required by guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of checks and securities
January	191
February	315
March	312
April	349
May	150
June	148
July	181
August	234
September	235
October	221
November	414
December	672

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) effecting certain investment advisory transactions where the funds are transmitted to the trustee and not transmitted to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

The following items were not promptly transmitted to the issuer or its agent:

Month	Number of checks and securities
January	12
February	10
March	25
April	10
May	6
June	9
July	6
August	7
September	2
October	3
November	2
December	2

_____

VALIC Financial Advisors, Inc.

I, Cindy Burnette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chief Financial Officer
February 27 , 2026